  Exhibit 99.1

Prophecy’s Upcoming Drill Program to Increase Current Resources of Gibellini Vanadium Project in Nevada with Wood (AMEC)

Vancouver, British Columbia, February 14, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) announces that it has retained Amec Foster Wheeler E&C Services Inc. (Wood) to undertake updating of the mineral resource and mining section for the Company’s upcoming Feasibility Study (“FS”) to be completed to the standards of National Instrument 43-101 (“NI 43-101”) for its Gibellini vanadium project located in Nevada, USA. The FS is anticipated to be completed by year end 2019.

Vanadium is a product classified as a strategic metal by the US Government and is primarily used for strengthening structural steel, but is also used in the aerospace industry for Ti-Al alloys. More recently, there has been an increase in demand to supply the new era of redox flow batteries for long-term energy storage, which has long been a challenge for the renewable energy sector.

Gibellini is the most advanced primary vanadium deposit in the United States, with a contained NI 43-101 compliant combined measured and indicated resource of 22.95 million tons at 0.286% V2O5 (technical report filed on SEDAR titled “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” effective May 29, 2018). The drilling program is expected to start following approval from the Bureau of Land Management (BLM), and will include up to 10 holes drilled 150 to 250 feet long in the higher-grade portions of the Gibellini deposit. It is hoped that by characterizing this mineralization with greater confidence, the Company can quantify more value for the project overall.

The remaining drill holes will focus on the Louie Hill deposit. There is strong indication from historical drilling that the Louie Hill deposit can be a high-value vanadium asset. However, much of this historical drilling could not be verified as archive drill samples were not available and thus, could not be used in the verification of the database supporting the resource estimation. Only the 9 holes that were drilled more recently were used in the Louie Hill Mineral Resource estimate that was reported in May 2018. The Company is confident that the 2019 drilling described herein could result in a significant addition of measured and indicated vanadium-bearing material to the project and add to the Gibellini project’s overall value and anticipated mine life. These drill holes will also be used for geochemical characterization of the deposit in support of future permitting.

This FS work will include optimized pit designs, mine plan layouts and the production schedule for an anticipated annual production of approximately 2.5 to 3.0 million tons per year, as well as a full accounting of the capital and operating costs, including mining equipment. It will incorporate the results of the Company’s current EPCM work being conducted by M3 that will include detailed engineering and equipment specifications. This refined level of information is intended to facilitate a bankable-level Feasibility Study by year end 2019 that is expected to facilitate project financing going into 2020. The project permitting has been fully integrated into the study to ensure that the project design also reduces environmental impact and ensures full compliance with all regulatory requirements.

Qualified Persons

Kirk Hanson, Wood’s nominated mining Qualified Person (QP) is independent of Prophecy, and has reviewed the information regarding Wood’s involvement in the Gibellini Feasibility Study.

Additional technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP, Exploration of Prophecy. Mr. Oosterman is not independent of the Company in that he is an employee of the Company and most of his income is derived from the Company. Mr. Oosterman is a Qualified Person as defined in NI 43-101.

About Wood

The John Wood Group PLC is a global leader in the delivery of project, engineering and technical services to energy and industrial markets. Wood Group operates in more than 60 countries, employing around 55,000 people, with revenues of over $10 billion.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Eureka County, Nevada, Gibellini has the largest primary vanadium Measured and Indicated Mineral Resource known in the USA and is currently undergoing EPCM and permit development. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Gerald Panneton”
President and CEO

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.